FORTIVE CORPORATION

6920 Seaway Blvd.

Everett, WA 98203

April 5, 2016

VIA EDGAR

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Fortive Corporation
Amendment No. 1 to Registration Statement on Form 10
Filed March 4, 2016 (File No. 001-37654)

Dear Ms. Ravitz:

On behalf of Fortive Corporation (the “Company”), I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James A. Lico

President and Chief Executive Officer